Minera Andes Inc.
Common Shares
602910101
December 31, 2005


CUSIP 602910101
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 10,530,736

6. 0

7. 10,530,736

8. 0

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Minera Andes Inc.
(b) 407 2nd Street SW #1600
    Calgary Alberta
    T2P 2X3 Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 602910101

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 10,530,736
    (ii) 0
    (iii) 10,530,736
    (iv)  0

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 6, 2006
Neal Nenadovic
Chief Financial Officer